American Century
Investments®

VIA ELECTRONIC TRANSMISSION

August 31, 2015

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")
      American Century Mutual Funds, Inc.
      d/b/a American Century Ultra Fund

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Order issued by the United States Court of Appeals for the Eighth Circuit affirming the lower court's dismissal of the case styled as Laura Seidl v. American Century Companies, Inc. et al.

If you have any questions or concerns regarding this filing, please contact me at (816) 340-4047.

Very truly yours,



Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

MVC:ce

American Century Investments

P.O. Box 410141, 4500 Main Street   americancentury.com   Corporate Headquarters: Kansas City, MO
Kansas City, MO 64141-0141   800-345-2021 or 816-531-5575

CC-STA-73735

United States Court of Appeals
For the Eighth Circuit

No. 14-2796

Laura Seidl, derivatively on behalf of the nominal *defendant* with respect to the American Century Ultra Fund,

Plaintiff - Appellant,

v.

American Century Companies, Inc.; American Century Investment Management, Inc.; James E. Stowers, Jr.; James E. Stowers, III; Jonathan S. Thomas; Thomas A. Brown; PH.D. Andrea C. Hall; Donald H. Pratt; Gale E. Sayers; M. Jeannine Strandjord; Timothy S. Webster; William M. Lyons; Mark Mallon; Wade Slome; Bruce Wimberly; Jerry Sullivan; American Century Mutual Funds, Inc., doing business as American Century Ultra Fund,

Defendants - Appellees.

Appeal from United States District Court
for the Western District of Missouri - Kansas City

Submitted: February 10, 2015
Filed: August 21, 2015

Before LOKEN, SMITH, and COLLOTON, Circuit Judges.

COLLOTON, Circuit Judge.

Laura Seidl, a shareholder of a mutual fund offered by American Century Companies, Inc., sought through the device of a shareholder's derivative action to enforce alleged rights of the company. The company refused her demand to bring an action, and Seidl brought suit against several corporate entities and individual defendants. The district court[1] granted summary judgment for the defendants, concluding that Seidl could not bring suit where the company had declined to do so in a valid exercise of business judgment. Seidl appeals, and we affirm.

I.

This appeal arises out of a shareholder derivative action governed by Maryland law. A derivative action is "an extraordinary equitable device to enable shareholders to enforce a corporate right that the corporation failed to assert on its own behalf." *Werbowsky v. Collomb*, 766 A.2d 123, 133 (Md. 2001). Because the business affairs of a corporation are managed by the board of directors, "any exercise of the corporate power to institute litigation . . . rests with the directors." *Id.* The board is required to exercise its broad managerial authority with good faith, in the best interests of the corporation, and with the care of an ordinary and prudent person in similar circumstances. These obligations run to the corporation, and not to the shareholders. Where the board violates its obligations to the corporation, shareholders may file a derivative action on behalf of the corporation. *Id.*

Because the right at issue in a derivative action belongs to the corporation, a shareholder must make a good faith effort to compel the corporation to sue before she may pursue the corporation's claims in a derivative suit. *Id.* at 133-34. This

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[1]The Honorable Ortrie D. Smith, United States District Judge for the Western District of Missouri.

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precondition to suit is known as the demand requirement, and it mandates that the complaining shareholder make a demand upon the board to commence the action on the corporation's behalf. *Id.* at 135. Before deciding whether to accept or reject the shareholder's demand, a board ordinarily will appoint a special litigation committee, composed of disinterested directors, to investigate the merits of the shareholder's proposed claims and advise the board. *Id.* at 144. If a shareholder makes a demand and the board refuses it, then the shareholder may seek judicial review of that decision and the reasons underlying it. *Id.*

American Century Mutual Funds, Inc. is a "series" mutual fund, incorporated in Maryland, that offers a variety of portfolios of securities for investment. One of these is the Ultra Fund. American Century Mutual Funds's board of directors oversees all eighteen of its funds, including the Ultra Fund. American Century Mutual Funds is controlled by an investment management company, American Century Companies, Inc., through its subsidiary, American Century Investment Management, Inc.

This derivative suit arises out of the Ultra Fund's investment in PartyGaming Plc. PartyGaming is a Gibraltar company that facilitated internet gambling by operating websites through which players could gamble on poker games.

In June 2005, PartyGaming made an initial public offering of its stock, which was listed on the London Stock Exchange. In its prospectus, PartyGaming noted that "[t]he legality of customers engaging in online gaming is . . . uncertain in a number of countries," including the United States. In the first quarter of 2005, approximately eighty-seven percent of PartyGaming's revenue came from United States customers, and PartyGaming acknowledged in its prospectus that "any action by US authorities that has the effect of prohibiting or restricting PartyGaming from offering online gaming in the US . . . could result in investors losing all or a very substantial part of their investment."

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The Ultra Fund did not participate in PartyGaming's initial public offering. Instead, from July 2005 through January 2006, the Ultra Fund purchased nearly thirty-five million shares in PartyGaming on the open market, totaling over $81 million in investor funds.

In July 2006, in the wake of increased United States government enforcement against illegal internet gambling, the stock price for publicly traded online gambling companies, including PartyGaming, dropped significantly. The Ultra Fund responded by divesting itself of all of its shares in PartyGaming, selling the last of its shares by July 31. The Ultra Fund lost approximately $16 million as a result of its failed investment in PartyGaming.

In April 2009, PartyGaming entered into a non-prosecution agreement with the United States Department of Justice, in which it agreed to forfeit $105 million in criminal proceeds. PartyGaming agreed that its gambling business violated several criminal statutes, including 18 U.S.C. § 1955. That statute establishes criminal liability for whoever "conducts, finances, manages, supervises, directs, or owns all or part of an illegal gambling business."

Seidl became a shareholder in the Ultra Fund before the Fund invested in PartyGaming in 2005. In October 2008, she filed suit in the Southern District of New York against American Century Mutual Funds, American Century Investment Management, American Century Companies, and several individual defendants, asserting, *inter alia*, state law claims for waste, negligence, and breach of fiduciary duty on behalf of herself and other investors in the Ultra Fund. *Seidl v. Am. Century Cos., Inc.*, 713 F. Supp. 2d 249, 254 (S.D.N.Y. 2010). The district court dismissed the action, ruling that Seidl's claims must be brought through a derivative action on behalf of the corporation, but that Seidl had not made the required pre-suit demand that the corporate board file suit. *Id.* at 255-62. The Second Circuit affirmed the dismissal. *Seidl v. Am. Century Cos., Inc.*, 427 F. App'x 35 (2d Cir. 2011).

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In June 2010, Seidl sent a letter to the Board of American Century Mutual Funds demanding that it pursue the claims contained in the complaint she had filed in the Southern District of New York. The following month, Seidl filed suit in the Western District of Missouri, naming American Century Mutual Funds as a nominal defendant, and alleging derivative claims for negligence, waste, and breach of fiduciary duty against American Century Companies, American Century Investment Management, and several individuals: the nine people who served as boardmembers at the time of the PartyGaming transactions, two other officers of American Century Mutual Funds, and the three co-portfolio managers of the Ultra Fund who allegedly were responsible for the decision to invest in PartyGaming. We refer to these individual and entity defendants collectively as "American Century."

In response to Seidl's demand, the Board formed a special litigation committee, composed of James Olson and John Whitten. Olson and Whitten were members of the Board when the demand was made, but were not members when the investments in PartyGaming were made or sold. The committee enlisted a law firm to assist in conducting the investigation into Seidl's proposed claims. The district court stayed Seidl's action pending a decision by the committee and the Board on Seidl's demand. On January 25, 2011, the committee issued an 81-page report, concluding that it was not in the best interests of American Century Mutual Funds or its shareholders to pursue the claims in Seidl's demand. The Board then unanimously accepted the report and its recommendation.

In August 2011, Seidl filed an amended complaint, which added a new claim for breach of contract. American Century moved to dismiss Seidl's claims, arguing that the court should defer to the committee's recommendation and the Board's decision to refuse Seidl's demand. The district court denied the motion and allowed limited discovery, but stated that it would revisit American Century's argument on a motion for summary judgment.

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In July 2014, the district court granted summary judgment in favor of American Century, concluding that the special litigation committee's business judgment was entitled to deference under Maryland law and that it would not disturb the Board's decision to reject Seidl's demand. The district court also noted that Seidl ordinarily would be precluded from pursuing her breach of contract claim, because it was not included in her pre-suit demand, but because the special litigation committee addressed the alleged breach in its report, the court resolved the claim on the merits.

Seidl appeals, arguing primarily that the special litigation committee's recommendation and the Board's decision are not entitled to deference under Maryland law, and that she is entitled to a trial on the merits of her derivative claims.

II.

American Century Mutual Funds is a Maryland corporation, and the parties agree that Maryland law governs this dispute. At common law, a derivative action was designed to be "a justifiable, but limited, intrusion upon the general authority of the directors to manage the business affairs of the corporation." *Werbowsky*, 766 A.2d at 135. Derivative actions are intended to provide individual shareholders with a mechanism for protecting "the interests of the corporation from the misfeasance and malfeasance of faithless directors and managers." *Boland v. Boland*, 31 A.3d 529, 548 (Md. 2011) (internal quotation mark omitted). But despite the role given to the shareholder in a derivative action, "the corporation is the real party in interest and . . . [t]he substantive claim belongs to the corporation." *Id.* (internal quotation mark omitted).

Maryland law balances the interests of the shareholders with those of the corporation and its directors by applying "varying levels of judicial scrutiny" to corporate decisions. *Id.* The default standard is the business judgment rule, which presumes that "in making a business decision the directors of a corporation acted on

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an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the company." *Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984), *overruled on other grounds by Brehm v. Eisner*, 746 A.2d 244, 254 (Del. 2000). Under this deferential standard, unless the directors abused their discretion, the court will respect their judgment and will not review the substance of the directors' underlying decision. *Id.*

But the protection of the business judgment rule is not absolute. The business judgment rule applies to corporate decisions only where the directors are disinterested. *Boland*, 31 A.3d at 549. "'[T]his means that directors can neither appear on both sides of a transaction nor expect to derive any personal financial benefit from it in the sense of self-dealing, as opposed to a benefit which devolves upon the corporation or all stockholders generally.'" *Id.* (quoting *Werbowsky*, 766 A.2d at 138). If a shareholder can show that "the board or committee's investigation or decision was not conducted independently and in good faith, or that it was not within the realm of sound business judgment," then the reviewing court will not defer to the board's business judgment. *Id.* (internal quotation mark omitted).

The Court of Appeals of Maryland, the highest court of the State, has affirmed that the business judgment rule applies to a board's decision to refuse a shareholder's demand. A court considering an action challenging the refusal of a demand under Maryland law should therefore "limit[] its review to whether the board acted independently, in good faith, and within the realm of sound business judgment." *Id.* (internal quotation marks omitted).

In practice, a corporate board sometimes approves business transactions in which not all directors are entirely disinterested. To retain the protections of the business judgment rule, a board may "isolat[e] the tainted directors and delegat[e] the corporation's decision-making ability" to a special litigation committee composed of independent, disinterested directors. *Id.* at 551. The committee is "vested with the

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authority to render a corporate decision," including "termination of a derivative lawsuit." *Id.*

Under Maryland law, courts must defer to a special litigation committee's substantive decisions as long as the committee was "independent, acted in good faith, and made a reasonable investigation and principled, factually supported conclusions." *Id.* at 561; *see Auerbach v. Bennett*, 393 N.E.2d 994, 1000 (N.Y. 1979). A court need not presume, however, that a committee satisfies the requirements of independence and good faith, and of reasonable methodology. A reviewing court should independently assess whether the committee satisfied these prerequisites. *Boland*, 31 A.3d at 563, 566.

On a motion for summary judgment, the directors must "state how they chose the [special litigation committee] members and come forward with some evidence that the [committee] conducted a reasonable inquiry upon which its conclusion is based and that no significant business or personal relationships impugned the [committee's] independence and good faith." *Id.* at 561. Once the directors have made such a showing, the burden then "shifts to the derivative plaintiffs to come forward with evidence regarding these issues sufficient to survive summary judgment." *Id.* at 556.

A.

We first consider the independence and good faith of the special litigation committee that reviewed Seidl's demand. "In determining whether the [committee] was sufficiently independent from the defendant-directors, [we] should first consider any significant business relationship or affiliations between the [committee] members and the defendant directors." *Boland*, 31 A.3d at 564. We also may assess "the specific circumstances surrounding the selection and delegation of responsibility to the [committee] in determining whether it has shown its independence." *Id.* at 565.

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The independence inquiry "does not require the directors to show, beyond all doubt, that no conceivable theory of influence exists between them and the [committee]." *Id.*

Seidl does not dispute that the corporation came forward with its rationale for selecting the committee members. The Board selected Olson and Whitten to serve on the special litigation committee because they were not voting directors at the time of the relevant PartyGaming transactions, and they were not named as defendants in this action. The corporation also presented evidence that the committee retained outside counsel for the purpose of investigating Seidl's demand. Neither the compensation of the committee members nor the special counsel depended upon their conclusions regarding Seidl's demand. These showings are sufficient to sustain the corporation's initial burden on the independence inquiry.

Seidl argues that the committee's independence was impugned because Olson and Whitten received compensation as members of the Board. She also argues that Olson's social and professional relationship with Donald Pratt, a defendant director, constitutes a significant personal relationship that would deprive the committee of the requisite independence. To support her argument, Seidl points to the following facts: (1) Olson and Pratt have played golf together; (2) they attended the same church; (3) they have visited each other's homes; (4) Olson has tried to solicit Pratt's business; and (5) they share mutual friends.

We disagree with Seidl's contention that the board compensation of the committee members impugned their independence. Although Olson and Whitten, as retired businessmen, derive at least half of their current income from their service on the Board, allegations that a committee member "received substantial compensation are, by themselves, insufficient to demonstrate that the directors are interested." *In re Franklin Mut. Funds Fee Litig.*, 388 F. Supp. 2d 451, 470 (D.N.J. 2005) (applying Maryland law). And Maryland's highest court has "consistently found these types of

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allegations insufficient to show lack of independence." *Scalisi v. Grills*, 501 F. Supp. 2d 356, 362 (E.D.N.Y. 2007) (applying Maryland law).

Nor do Olson's contacts with Pratt raise a genuine issue of material fact on the question of independence. Olson and Pratt played golf together on an infrequent basis over ten years ago when they were members of the same country club, and Olson testified that he and his wife may have attended a large party at the Pratts' home. The record, however, does not show that Olson and Pratt were intimate friends or companions, and "a mere acquaintance of a party would not be disqualified from serving on a special litigation committee." *Boland*, 31 A.3d at 565 n.44; *see also In re Oracle Secs. Litig.*, 852 F. Supp. 1437, 1442 (N.D. Cal. 1994) ("Business dealings seldom take place between complete strangers and it would be a strained and artificial rule which required a director to be unacquainted or uninvolved with fellow directors in order to be regarded as independent.").

Seidl's final argument with respect to independence is that the Board, rather than the committee, made the final decision regarding whether to refuse her demand. She contends that because there were putative defendants serving on the Board when her demand was refused, the ultimate decision was not made by disinterested directors. But it is well settled that the mere threat of liability does not render directors incapable of considering a shareholder demand. *See Aronson*, 473 A.2d at 815; *Seminaris v. Landa*, 662 A.2d 1350, 1355 (Del. Ch. 1995) (rejecting such arguments as "a slightly altered version of the discredited refrain—'you can't expect directors to sue themselves'"). We are thus not persuaded that the Board's retention of final decision-making power is sufficient under Maryland law to preclude summary judgment, especially where the Board adopted the recommendation of a disinterested special litigation committee.

We therefore agree with the district court that Seidl failed to raise a question of fact as to whether the committee members were, *"for any substantial reason,* incapable of making a decision with only the best interests of the corporation in mind." *Boland*, 31 A.3d at 557.

B.

To prevail on summary judgment, American Century also was required to show that the committee conducted a reasonable investigation to support its conclusions. "The reviewing court must examine the methodologies and procedures of the [committee's] investigation, and whether there was a reasonable basis for its conclusions." *Id.* at 566. A reviewing court should not question the committee's substantive conclusions, but should examine the committee's report to determine whether it contains any procedural irregularities that suggest unreasonableness. *Id.*

For example, "addressing the wrong issues is an example of unreasonable methodology." *Id.* We also may consider (1) whether the committee engaged independent counsel to assist in the investigation; (2) whether the committee produced a report, its length, and whether the report documented the committee's procedures, reasoning, and conclusions; (3) whether the committee interviewed and reviewed the testimony of relevant directors, officers, and employees; (4) whether the committee or its counsel reviewed documents relevant to the questionable transaction; and (5) the number of times the committee met. *Scalisi*, 501 F. Supp. 2d at 363 (citing *Bender v. Schwartz*, 917 A.2d 142, 155-56 (Md. Ct. Spec. App. 2007)).

It is undisputed that the committee engaged independent counsel and that the committee, together with its counsel, reviewed over 4000 documents that were identified as potentially responsive. Both Whitten and Olson participated in all or almost all of the twenty-two interviews of relevant directors, officers, and employees. The committee met with its counsel approximately every week over the course of four months, and the investigation resulted in an eighty-one-page report that detailed the committee's investigation procedures and its conclusions.

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Seidl contends that the committee addressed the wrong issues in its investigation and report and that it reached "unprincipled" conclusions. The committee's report, however, considered each of Seidl's proposed derivative claims contained in her complaint, and also included an assessment of her additional breach of contract claim. Contrary to Seidl's assertions, the committee did not conclude that the Board violated § 1955 by investing in PartyGaming. The report concluded that it was "unclear in 2005 how U.S. law enforcement would treat an online company offering only poker and casino gambling, such as PartyGaming." The committee "found no cases in which the government charged a passive investor in a gambling business with violating Section 1955, even though many financial institutions openly invested in gambling companies that were later prosecuted for violating gambling laws."

After assessing each claim, the committee determined that Seidl's claims were not legally viable, and that pursuing the claims was not in the best interest of the corporation, given the cost of litigation and the weakness of the claims. This was a permissible business judgment: a special litigation committee may reasonably determine that it is not in the best interests of the corporation to pursue a legal remedy, even where a proposed defendant has violated the law. *Boland*, 31 A.3d at 554 n.31.

Seidl argues that a draft memorandum prepared by the committee's counsel shows that the committee concluded that the PartyGaming investments were illegal but withheld those conclusions from the Board in the final committee report. The draft, dated November 30, 2010, was presented to the committee during the course of its investigation, but it was never provided to the Board. Seidl argues that several material findings and conclusions that supported her claims—in particular, that the PartyGaming transactions were illegal—were omitted from the final report due to bias of the special litigation committee.

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As the district court correctly noted, however, "[b]y definition drafts are preliminary and do not represent the final opinion." The draft memorandum was prepared by counsel and presented to the committee while its investigation was ongoing; the draft was not a comprehensive report and did not represent the committee's final opinion on the matter. And regardless of whether the committee actually concluded that the PartyGaming investments were illegal, the final report expressly assumed the possibility that the investments violated § 1955, but still concluded that Seidl's proposed claims would be difficult to prove, lacked merit, and should not be pursued.

Seidl's complaint that the committee's investigation was improperly insulated from scrutiny is also unavailing. Although *Boland* acknowledges a shareholder plaintiff's right to access information about the committee's process after the investigation, *id.* at 559, *Boland* does not establish that a plaintiff has the right to participate in the committee's investigation, and we do not think Maryland law requires that opportunity. *Cf. Pompeo v. Hefner*, CIV. A. Nos. 6806, 6872, 1983 WL 20284, at *2 (Del. Ch. Mar. 23, 1983) ("[T]he derivative plaintiff should not be permitted to intermeddle or act coextensively with the independent arm of the board of directors along the way."). Seidl does not argue that the Board denied her access to information about the committee's investigation after it occurred. She was provided with all of the documents that the committee reviewed and memoranda summarizing all twenty-two witness interviews. She deposed both of the committee members. The committee expressly discussed the prudence of allowing Seidl's counsel to participate further in the investigation, but decided that "it was not in the Fund's best interest" to do so.

Finally, Seidl argues that the committee failed to inquire into various matters and did not confront the witnesses with certain disclosures. We are not convinced. Seidl cites Olson's deposition testimony to support her claim that Olson failed to challenge a witness regarding an e-mail he sent, but the committee's interview

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schedule and independent counsel's notes show that the author of the e-mail and two other witnesses all were questioned about that e-mail during their interviews.

Similarly, Seidl's argument that the committee failed to ask witnesses about illegalities acknowledged in the PartyGaming prospectus is unsupported by the record. PartyGaming's prospectus did not establish that online internet gambling violated United States law; it merely noted that the Justice Department's position was that online internet gambling violated the law. The PartyGaming prospectus was consistent with a conclusion that the legality of online gambling was uncertain at the time of the Fund's investments.

The undisputed material facts establish that the committee adopted a reasonable methodology in conducting its investigation and reaching its conclusion. Because Seidl has failed to create a genuine issue of material fact as to the committee's independence, good faith, and methodology, we must defer to the committee's business judgment in recommending that the Board refuse her demand. We therefore affirm the district court's grant of summary judgment.

III.

Aside from the merits of the case, Seidl requests that we unseal approximately nine pages of a deposition of James Olson, a member of the special litigation committee. Seidl argues that the district court unfairly accused her counsel of engaging in unprofessional conduct during a deposition. Because the district court's commentary is publicly available in a footnote to the order on summary judgment, Seidl argues that the deposition testimony related to the court's assertion should be publicly available as well.

There is a common-law right of access to judicial records, but the right is not absolute. *IDT Corp. v. eBay*, 709 F.3d 1220, 1222 (8th Cir. 2013). A court must

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weigh "the degree to which sealing a judicial record would interfere with the interests served by the common-law right of access and balance that interference against the salutary interests served by maintaining confidentiality of the information sought to be sealed." *Id.* at 1223. "'Every court has supervisory power over its own records,'" and we review a district court's decision to seal a file for abuse of discretion. *Webster Groves Sch. Dist. v. Pulitzer Pub. Co.*, 898 F.2d 1371, 1376 (8th Cir. 1990) (quoting *Nixon*, 435 U.S. at 598).

The district court determined that the draft memorandum prepared by counsel for the special litigation committee was protected from disclosure as attorney work product, and that deposition excerpts that divulged the contents of the draft memorandum should therefore be sealed. R. Doc. 120, at 6-7. We find no fault in this conclusion, and we reject Seidl's contention that counsel waived the work product protection. The district court did not impose a sanction on Seidl's counsel, and Seidl has proffered no substantial public interest in unsealing the record material. We therefore conclude that the district court did not abuse its discretion by ordering the deposition excerpts filed under seal.

*   *   *

The judgment of the district court is affirmed.

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